Western Wind Energy Corp.

Consolidated Financial Statements

(A Development Stage Company)

(Expressed in Canadian Dollars)

January 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Western Wind Energy Corp.

We have audited the accompanying consolidated balance sheets of Western Wind Energy Corp. (a development stage company) as of January 31, 2007 and 2006, and the related consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended January 31, 2007, and for the period January 5, 1998 (inception) through January 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended January 31, 2005, and for the period January 5, 1998 (inception) through January 31, 2004, were audited by other auditors whose reports dated May 25, 2005 and June 10, 2004, respectively, expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the year ended January 31, 2005 and the period January 5, 1998 (inception) through January 31, 2004 prior to restatement, as described below, included a net loss of $2,803,208 and $4,405,502, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period January 5, 1998 (inception) through January 31, 2007, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Wind Energy Corp., at January 31, 2007, and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2007 and the period from January 5, 1998 (inception) through January 31, 2007, in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements of Western Wind Energy Corp. for the year ended January 31, 2005, prior to the adjustments described in our audit report dated September 1, 2006 (except as to notes 2, 4, 11, 12, 13, 14, 15, 18 and 21 which are as of July 4, 2007) with respect to the restated consolidated financial statements of Western Wind Energy Corp. as at January 31, 2006 and for the year then ended, were audited by other auditors who have ceased operations.

The accompanying financial statements have been prepared assuming that Western Wind Energy Corp. will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company's recurring net losses and working capital deficiency raise substantial doubt about its ability to continue as a going concern. The Company is also the subject of a number of law suits, which are further described in note 18 to the consolidated financial statements. Management's plans as to these matters are described in note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada, /s/ Ernst & Young LLP

August 21, 2007 Chartered Accountants

MOORE STEPHENS ELLIS FOSTER LTD.

Chartered Accountants

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

WESTERN WIND ENERGY CORP.
(A development stage company)

We have audited the consolidated statements of operations and deficit and cash flows of Western Wind Energy Corp. (A development stage company) (the "Company") for the year ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the Company's results of operations for the year ended January 31, 2005, as summarized in note 24 to the consolidated financial statements.

Vancouver, Canada /s/ Moore Stephens Ellis Foster Ltd.

May 25, 2005 Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.

Our report to the shareholders dated May 25, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Chartered Accountants

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

WESTERN WIND ENERGY CORP.

(A development stage company)

We have audited the consolidated statements of operations and deficit and cash flows of Western Wind Energy Corp. (A development stage company) (the "Company") for the period from January 5, 1998 (inception) to January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the period from January 5, 1998 (inception) to January 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada /s/ Moore Stephens Ellis Foster Ltd.

June 10, 2004 Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.

Our report to the shareholders dated June 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

Western Wind Energy Corp.

(A Development Stage Company)

Consolidated Balance Sheets

January 31, 2007 and 2006

(Expressed in Canadian Dollars)
	Note	2007	2006

Assets
Current
Cash		$42,506	$5,922,795
Accounts receivable		694,001	-
Refundable tax credits		68,624	45,490
Income taxes refundable		264,768	-
Prepaid expenses and deposits		238,234	40,667
Total current assets		1,308,133	6,008,952
Restricted cash	3	1,194,530	-
Construction in progress	4	262,697	98,529
Property and equipment deposits	5	30,411	839,819
Property and equipment	6	23,355,314	2,599,698
Goodwill and other intangible assets	8	4,409,958	-
Discontinued operations	14	13,472	2,800,095
Total Assets		$30,574,515	$12,347,093
Liabilities
Current
Accounts payable and accrued liabilities		$2,693,436	$321,741
Loans payable, current portion	9	17,456,429	408,865
Total current liabilities		20,149,865	730,606
Loans payable	9	545,236	-
Asset retirement obligation	10	1,030,000	-
Future income tax liability	13	5,726,251	-
Discontinued operations	14	1,134,194	144,484
Total liabilities		28,585,546	875,090
Commitments	17
Contingencies	18
Shareholders' Equity
Share capital	11, 18(c)	21,879,587	21,490,117
Share subscriptions (receivable) received in advance	16	165,500	(129,100)
Contributed surplus	12	3,710,094	2,961,768
Deferred share bonus expense	16	(83,920)	(418,000)
Cumulative currency translation adjustment		473,098	-
Deficit accumulated in the development stage		(24,155,390)	(12,432,782)
Total shareholders' equity		1,988,969	11,472,003
Total Liabilities and Shareholders' Equity		$30,574,515	$12,347,093
Nature of Business and Continued Operations	1
The accompanying notes are an integral part of these consolidated financial statements

On behalf of the board:

"Jeffrey Ciachurski" "Claus Andrup"

(Chief Executive Officer and Director) (Director)

Western Wind Energy Corp.

(A Development Stage Company)

Consolidated Statements of Operations and Deficit

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

		Period From
		January 5, 1998
		(Inception) to
	Note	January 31, 2007	2007	2006	2005

Revenues
Energy sales		$1,594,440	$1,594,440	$-	$-
Expenses
Advertising and promotion		337,827	140,370	89,125	95,547
Amortization-deferred charges		2,625	-	-	-
Amortization-discount on promissory note		22,487	-	-	-
Amortization		1,479,881	1,418,075	31,398	25,095
Asset retirement obligation accretion	10	76,296	76,296	-	-
Bonuses	16	1,421,433	334,080	1,087,353	-
Communications		417,658	27,219	283,664	106,775
Consulting and directors' fees	16	2,610,747	798,775	448,549	289,527
Financing costs	16	471,449	142,014	256,935	72,500
Foreign exchange loss (gain)		574,254	536,996	38,339	(1,081)
Interest and accretion on long term debt	16	1,088,286	946,304	104,220	13,132
Management fees	16	933,648	417,723	131,725	142,200
Office and secretarial	16	576,556	83,278	118,319	71,442
Plant operating expenses		1,064,495	1,064,495	-	-
Professional fees		2,212,371	1,013,673	373,312	215,824
Project costs		613,289	215,606	70,099	181,572
Regulatory fees		298,778	22,560	93,029	28,844
Rent	16	156,747	62,616	45,216	21,215
Stock-based compensation	11	2,779,836	490,168	536,787	1,010,317
Telephone		127,409	39,445	27,712	29,304
Travel and automotive	16	1,166,905	304,496	250,958	192,065
		18,432,977	8,134,189	3,986,740	2,494,278
Loss before the following		(16,838,537)	(6,539,749)	(3,986,740)	(2,494,278)
Interest income		129,873	111,006	5,301	697
Loss on the sale and write off of assets		(558,163)	-	-	-
Write off of equipment, land leases and wind data	15	(852,661)	(24,286)	(726,000)	(102,375)
Gain on sale of assets and debt forgiveness		72,530	-	-	-
Loss from continuing operations before income taxes		(18,046,958)	(6,453,029)	(4,707,439)	(2,595,956)
Income tax provision (recovery)	13	(881,863)	(893,482)	11,919	-
Loss from continuing operations after tax		(17,165,395)	(5,559,547)	(4,719,358)	(2,595,956)
Loss from discontinued operations	14	(6,989,995)	(6,163,061)	(394,863)	(317,103)
Loss for the year		(24,155,390)	(11,722,608)	(5,114,221)	(2,913,059)
Deficit, beginning of year		-	(12,432,782)	(7,318,561)	(4,405,502)
Deficit, end of year		$(24,155,390)	$(24,155,390)	$(12,432,782)	$(7,318,561)
Loss per share as reported-basic and diluted			$(0.50)	$(0.30)	$(0.21)
Weighted average number of common shares
Outstanding-basic and diluted			23,788,927	17,256,697	13,924,833
The accompanying notes are an integral part of these consolidated financial statements.

Western Wind Energy Corp.

(A Development Stage Company)

Consolidated Statements of Cash Flows

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	Period From January 5, 1998
	(Inception) to
	January 31, 2007	2007	2006	2005

Cash flows from (used in) operating activities
Loss for the year from continuing operations after tax	$(17,165,395)	$(5,559,547)	$(4,719,358)	$(2,595,956)
Add: items not involving cash:
Amortization	1,479,881	1,418,075	31,398	25,095
Asset retirement obligation accretion	76,296	76,296	-	-
Bonuses paid in shares and to repay investment deposit	1,421,433	334,080	1,087,353	-
Financing fees payable in common shares and equity rights	445,425	125,990	256,935	62,500
Accretion of fair value of conversion option	99,008	99,008	-	-
Write off of land leases, wind data and equipment	852,661	24,286	726,000	102,375
Stock-based compensation expense	2,779,836	490,168	536,787	1,010,317
Future income taxes recoverable	(359,259)	(359,259)	-	-
Amortization of deferred charges and discounts	25,112	-	-	-
Loss on sale and write off of assets	558,163	-	-	-
Legal expenses settled by the issue of shares	15,000	-	-	-
Gain on sale of assets	(72,530)	-	-	-
	(9,844,369)	(3,350,903)	(2,080,885)	(1,395,669)
Change in non-cash working capital items:
Refundable tax credits	(68,624)	(23,134)	(22,381)	(5,209)
Accounts receivable	(694,001)	(694,001)	-	-
Income taxes refundable	(264,768)	(264,768)	-	-
Prepaid expenses and deposits	(238,234)	(197,567)	(25,246)	(8,560)
Accounts payable and accrued liabilities	2,693,336	2,371,695	200,605	35,326
Discontinued operations	(3,038,735)	(2,386,728)	(195,215)	(356,101)
Net cash used in operating activities	(11,455,395)	(4,545,406)	(2,123,122)	(1,730,213)
Cash flows from (used in) financing activities
Shares and warrants issued for cash	20,470,912	607,950	11,797,024	1,791,831
Loans payable and conversion rights	18,110,944	17,702,079	215,307	126,963
Advances (repayments to) Clean Power Income Fund	-	-	(50,000)	50,000
Advances (repayments to) related party	5,767	-	-	(19,952)
Discontinued operations	-	-	(350,000)	350,000
Net cash used in financing activities	38,587,623	18,310,029	11,612,331	2,298,842
Cash flows from (used in) investing activities
Purchase of property and equipment	(6,187,882)	(3,526,377)	(174,716)	(540,679)
Purchase of Mesa Wind Farm	(15,534,623)	(15,534,623)	-	-
Purchase of intangible assets	(34,623)	(34,623)	-	-
Construction in progress	(262,696)	(164,167)	(98,529)	-
Property and equipment deposits	(30,411)	809,408	(839,819)	-
Restricted cash	(1,194,530)	(1,194,530)	-	-
Discontinued operations	(2,830,540)	-	(2,484,881)	(271,292)
Investment deposit	(172,020)	-	-	-
Purchase of marketable securities	(43,500)	-	-	-
Acquisition of exploration assets	(541,004)	-	-	-
Proceeds from the sale of assets	93,107	-	-	-
Increase in deferred charge	(351,000)	-	-	-
Net cash used in investing activities	(27,089,722)	(19,644,912)	(3,597,945)	(811,971)
Increase (decrease) in cash & cash equivalents	42,506	(5,880,289)	5,891,264	(243,342)
Cash and cash equivalents, beginning of year	-	5,922,795	31,531	274,873
Cash and cash equivalents, end of year	$42,506	$42,506	$5,922,795	$31,531
Supplemental disclosure of cash flow information:
Interest paid in cash		$39,734	$128,018	$5,151
Interest income		$111,006	$-	$-
The accompanying notes are an integral part of these consolidated financial statements.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

1. Nature of Business and Continued Operations

Western Wind Energy Corp. (the "Company") is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Verde Resources Corporation ("Verde"), Aero Energy, LLC ("Aero") and Mesa Wind Power Corporation ("Mesa Wind").

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totalling $6,163,061 (note 14). As a result, the operations of the wholly-owned subsidiary that operated in New Brunswick, Eastern Wind Power Inc. ("EWP"), and the operations of its 49% owned affiliate Steel Park, LLC that was developing the Steel Park 15 MW Project in Arizona have been discontinued.

The Company is the subject of several lawsuits with Pacific Hydro as detailed in the notes 18(b), 18(c) and 18(d). If the Company is not successful in its lawsuits or settlement, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan (note 18 (b)), Pacific Hydro may have the right to put 4,333,333 common shares of the Company at a price of $1.50 per share (note 18(c)) and the Company may be required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro (note 18(d)).

At January 31, 2007, the Company had a working capital deficiency of $18,841,732 and shareholders' equity of $1,988,969. For the year ended January 31, 2007, the Company had a loss of $11,722,608 and has accumulated losses since the commencement of operation of $24,155,390.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000 (note 9), to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required.

2. Significant Accounting Policies

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and wholly-owned U.S. subsidiaries, Verde, Aero and Mesa Wind. All significant inter-company accounts and transactions have been eliminated.

b) Basis of Presentation

While the Company has commenced commercial operations with the acquisition of the Mesa Wind Farm, it has not completed the development of any wind projects and its development activities are continuing. Consequently, the Company is currently in the development stage and presents its financial statements in accordance with CICA Accounting Guideline 11, "Enterprises in the development stage". The Company expects to exit the development stage and enter the operating stage in the year ended January 31, 2008.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

d) Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

e) Accounts receivable

Accounts receivables are recorded at face value less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the knowledge of the financial conditions of the customers, aging of accounts receivables, the current business environment and historical collection experience.

f) Restricted Cash

Cash reserves segregated from the Company's cash balances secure a letter of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letter of credit.

g) Property and Equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, depreciation is based on one-half of the full year depreciation for depreciable assets excluding generating facilities and land right-of-way.

The land right of way is recorded at cost less accumulated amortization.

The amortization rates are as follows:
Land right-of-way	6.5 years
Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

h) Construction in Progress

Construction in progress are costs incurred to assess the feasibility of wind farm sites and secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2007, the Company has not commenced full scale commercial operations of any projects.

i) Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

j) Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

j) Impairment of Long-lived Assets (Continued)

of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value.

k) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2007, the Company had an asset retirement obligation with respect to a right of way that is owned by PAMC Management Corp. At January 31, 2006, the Company did not have any significant asset retirement obligations.

l) Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

m) Foreign Currency Translation

Integrated Foreign Operations

Assets and liabilities of foreign operations having a functional currency of US dollars are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization and bonuses, which is translated at historical exchange rates. Translation exchange gains and losses are included in the loss for the year.

Self-Sustaining Foreign Operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for monetary and non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year. Translation exchange gains and losses are recorded as a currency translation adjustment in shareholders' equity.

n) Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the years ended January 31, 2007, 2006 and 2005, the stock options and share purchase warrants, as disclosed in note 11, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

o) Stock-based Compensation

The Company follows the Canadian Institute of Chartered Accountants' Handbook ("CICA") section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to consultants or employees and directors require the application of the fair value method. All stock option awards granted to after January 31, 2002 have been accounted for using the fair value method.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

o) Stock-based Compensation (Continued)

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company's stock and is recorded as stock-based compensation expense over the vesting period of the stock options.

p) Goodwill and Other Intangible Assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and are amortized over the remaining term of the power purchase agreements.

q) Revenue Recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

3. Restricted Cash

	2007	2006
Term deposit and accrued interest	$1,194,530	$-

The Company has placed $1,177,000 to secure a US$1,000,000 letter of credit to Southern California Edison as required by the Power Purchase Agreement dated March 5, 2005. At January 31, 2007, accrued interest amounted to $17,530.

4. Construction in Progress

2007

	Windstar	Mesa Wind
	120 MW	50MW	Total
Balance, beginning of year	$ 98,529	$-	$98,529
Additions	124,103	40,065	164,168
Balance, end of year	$ 222,632	$40,065	$262,697
2006
Balance, beginning of year	$-	$-	$-
Additions	98,529	-	98,529
Balance, end of year	$ 98,529	$-	$98,529

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects. The Steel Park 15 MW and Grand Manan 20 MW projects have been terminated and the losses have been recognized as losses from discontinued operations (note 14).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

4. Construction in Progress (Continued)

Windstar 120 MW Project

On March 7, 2005, the Company's wholly owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW's of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2008. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW and release of the US$1 million letter of credit (note 3).

Mesa Wind-50 MW Redevelopment Project

On July 25, 2006, the Company purchased the Mesa Wind Project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site can be redeveloped to 50 MW's.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

5. Property and Equipment Deposits

	2007	2006
Windridge	$-	$670,798
Windstar	30,411	43,546
Steel Park	-	125,475
	$30,411	$839,819

Windridge

The Company entered into an agreement on June 5, 2005 to purchase the assets of Windridge, Inc., which consisted of land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement with Southern California Edison for US$550,000 (2005-$nil). The purchase commitment was secured by advancing the cash portion of the purchase price to the title insurance company.

The purchase price of the wind farm was $952,133 (US$825,000) payable by $634,755 (US$550,000) on closing and the balance of $317,378 (US$275,000) by a first mortgage convertible into shares at US$1.40 per share at the holder's option. Other transaction costs related to the acquisition are included in the $670,798 amount capitalized at January 31, 2006. On February 17, 2006, the purchase of the land, electrical infrastructure and wind turbines and the assignment of the power purchase agreement was completed.

Windstar

During the year ended January 31, 2006, the Company entered into an agreement to purchase land for the Windstar project in Tehachapi, California for $43,546 (US$36,440). The funds to complete the purchase were deposited with the title insurance company. The transaction was completed in September 2006.

On August 4, 2006, the Company entered into an agreement to purchase land for $288,080 (US$250,000), payable by a deposit of $28,808 (US$25,000), vendor financing of $201,656 (US$175,000) payable over two years with interest and $57,616 (US$50,000) on closing. The vendor has informed the Company that it does not want to proceed with the transaction and the Company has commenced a lawsuit for performance of the purchase agreement.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

5. Property and Equipment Deposits (Continued)

Steel Park

The Company entered into an agreement to purchase land near Kingman, Arizona for $1,811,195 (US$1,585,000). The purchase agreement provided for a non-refundable deposit of $125,475 (US$105,000) on signing the agreement, a second non-refundable deposit of $119,595 (US$105,000) on June 5, 2006 and the payment of the balance of $1,566,125 (US$1,375,000) prior to December 5, 2006.

The agreement to purchase land near Kingman, Arizona was renegotiated on December 5, 2006. The purchase price of the land was increased to $1,883,524 (US$1,641,130) and the vendor agreed to provide a $946,852 (US$825,000) mortgage payable on June 6, 2007 with interest at 7%. The transaction was completed on December 5, 2006 by the payment of $692,919 (US$603,746) on closing.

On June 6, 2007, the mortgage payable to the vendors was extended to December 6, 2007 and the Company paid a US$20,000 renegotiation fee, a principal payment of US$412,500 and an interest payment of US$28,875.

6. Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value
2007
Land	$5,323,725	$-	$5,323,725
Land right-of-way	434,110	33,393	400,717
Generating facilities	18,726,606	1,321,780	17,404,826
Meteorological towers	169,317	79,250	90,067
Furniture and equipment	36,195	15,179	21,016
Vehicles	127,737	12,774	114,963
	$24,817,690	$1,462,376	$23,355,314
2006
Land	$2,453,406	$-	$2,453,406
Meteorological towers	148,914	47,426	101,488
Furniture and equipment	39,929	12,455	27,474
Vehicles	19,255	1,925	17,330
	$2,661,504	$61,806	$2,599,698

7. Acquisition of Wind Farms

Windridge, Inc.

On February 17, 2006, the Company acquired the assets of Windridge, Inc for $952,133 (US$825,000) plus $98,097 (US$84,999) in environment, surveying and legal fees. The purchased assets include approximately 196 acres of land, 43 wind turbines, electrical infrastructure and the assignment of a power purchase agreement with Southern California Edison expiring on December 7, 2014.

The Company has allocated the purchase price as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The Company has included the revenues and expenses of the Windridge Wind Farm in its Statement of Operations from February 17, 2006.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

7. Acquisition of Wind Farms (Continued)

PAMC Management Corporation

On July 25, 2006, the Company merged PAMC Corporation ("PAMC") with its wholly-owned subsidiary Mesa Wind Power Corporation to form Mesa Wind Power Corp. and became the sole shareholder of Mesa Wind Power Corp. upon closing the transaction. As a result of the merger, the Company acquired PAMC for $15,294,760 (US$13,400,000) and incurred $240,899 (US$211,056) in costs related to the transaction. PAMC's assets included a right of way for 440 acres of land from the Bureau of Land Management expiring on January 26, 2013, 460 wind turbines, electrical facilities and buildings and a Reformed Standard Offer 1 Power Purchase Agreement with Southern California Edison expiring on June 22, 2010. The right of way grants the holder the right to enter into a new 30 year right of way if the lease is in good standing. The Company assumed an asset retirement obligation of $953,704 (US$875,106).

The Company has allocated the purchase price as follows:

Generating facilities	$17,729,145
Land right of way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242
22,433,565
Future income tax liability	(5,945,238)
Asset retirement obligation	(953,704)
15,534,623
Cash	1,036
$15,535,659

The Statement of Operations includes the revenues and expenses of the Mesa Wind Farm from July 25, 2006 (see note 18(b)).

8. Goodwill and Other Intangible assets

			2007	2006
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Goodwill	$4,349,012	$-	$4,349,012	$-
Power purchase contracts	69,933	8,987	60,946	$-
	$4,418,945	$8,987	$4,409,958	$-

9. Loans Payable

	2007	2006
Windridge Deposit Loan	$-	$366,239
Windridge Acquisition Loan	214,395	-
Windstar Mortgages	320,046	-
Mesa Wind Acquisition Loan	15,771,800	-
Kingman Acquisition Loan	971,025	-
Quail Springs Mortgage	-	42,626
River Springs, Arizona Mortgage	15,206	-
Loan from a related party to purchase Kingman, Arizona Property	630,000	-
Finance contracts payable	79,193	-
	18,001,665	408,865
Less current portion	17,456,429	408,865
	$545,236	$-

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

9. Loans Payable (Continued)

Windridge Deposit Loan

The Company entered into an agreement to borrow $657,250 (US$550,000) from a shareholder of the Company on August 12, 2005 to secure the purchase of land in California. The loan interest rate was 18% per year, payable quarterly and 82,500 shares were issued at a value of $1.60 per share in connection with the transaction. The loan was to be secured by a second charge on the land. The balance outstanding at January 31, 2007 was $nil (2006-$366,239 (US$321,554)).

Windridge Acquisition Loan

The Company entered into an agreement on June 5, 2005 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The purchase was financed by a mortgage of $323,675 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. Accrued interest at January 31, 2007 on the loan amounts to $24,688 (US$20,975) (2006-$nil). The loan is secured by a first charge on the land.

The loan is recorded at $214,395 (US$182,154) at January 31, 2007. The difference between the fair value of the loan and the US$275,000 amount on origination of $208,288 (US$176,965), has been recorded as contributed surplus. The loan is being accreted so that the loan amount on maturity will equal the original balance and the difference between the fair value and the initial loan amount of $208,288 (US$176,965) is being charged to interest expense over the term of the loan. During the year ended January 31, 2007, the Company accreted $99,008 (US$84,119).

Windstar Mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California for $320,046 (US$271,917). The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of 3 to 7 years. The accrued interest on the loans as at January 31, 2007 was $2,590 (US$2,201). The mortgages are secured by first charges on the land.

Mesa Wind Acquisition Loan

The acquisition of PAMC was financed by a loan from Pacific Hydro Limited of $15,771,800 (US$13,400,000). Pacific Hydro was granted a right to subscribe to US$7,000,000 pursuant to a new share private placement. Pacific Hydro did not elect to subscribe to the private placement and the loan was repayable on December 31, 2006 with interest at LIBOR plus 6%. The loan is secured by the common shares of Mesa Wind Power Corp. and a charge on all of its assets. If the Company fails to repay the loan, the ownership of the shares of Mesa Wind were to be transferred to Pacific Hydro Limited.

Pacific Hydro has commenced litigation to order the transfer of the common shares of Mesa Wind Power Corporation, immediately. The Company has issued at Statement of Defence and Counterclaim that alleges that Pacific Hydro has obstructed its ability to raise equity and debt financing to repay the loan and to have the Maturity Date extended to six months after the settlement of litigation between the two parties (note 18(b)).

The accrued interest on the Mesa Wind Acquisition Loan from July 25, 2006 to January 31, 2007 at LIBOR plus 6% amounts to $764,912 (US$674,764) (2006-$nil).

Kingman Acquisition Loan

The Company entered into a $971,025 (US$825,000) loan, secured by a first charge on the property, with the vendor of the land. The loan was repayable on June 6, 2007 with interest at 7% per year. Subsequent to January 31, 2007, the term of the loan was extended to December 6, 2007. Accrued interest on the loan, at January 31, 2007, amounted to $10,429 (US$8,860).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

9. Loans Payable (Continued)

Quail Springs Mortgage

During 2006, the Company entered into a demand note payable of $42,626 (2005-$58,558), secured by a first charge on property having an original cost of $172,073 (US$111,000) and bearing interest rate of 10% per year. Subsequent to January 31, 2006, the note payable was repaid in full.

River Springs Ranch, Arizona Mortgage

The loan of CDN $15,206 (US$12,900) is repayable in monthly payments of $204 (US$173) including interest at 11% per year and service fees and is secured by a first charge on the land.

Loan Payable to Related Party to Purchase Kingman, Arizona Land

The Company entered into a loan agreement on November 30, 2006 and amended on January 4, 2007 with the spouse of an officer and director to borrow $630,000. The terms of the loan agreement provide for interest to be paid at LIBOR plus 5.98%, the right of the lender to demand payment prior to maturity, and a maturity of two years. In addition, the Company paid the spouse of the officer and director a bonus of 146,500 shares at a deemed price of $0.86 per common share. At January 31, 2007, accrued interest on the loan amounted to $6,886.

Equipment Lease

The Company borrowed $79,191 (US$67,282) to acquire four trucks for the Mesa Wind Project. The finance contracts are secured by a charge on the vehicles and are repayable at $2,538 (US$2,156) per month without interest.

Interest on long term debt for the year ended January 31, 2007 amounted to $882,337.

Principal payments due in the next five years and thereafter are as follows:

2008	$17,456,429
2009	297,331
2010	86,904
2011	79,000
2012	35,919
Thereafter	46,082
$18,001,665

10. Asset Retirement Obligation

On July 25, 2006, the Company acquired a right of way with the Bureau of Land Management expiring on January 26, 2013. The right of way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right of way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	2007	2006
Balance, beginning of year	$-	$-
Additions	953,704	-
Accretion	76,296	-
Balance, end of year	$1,030,000	$-

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

11. Share Capital

  Authorized: Unlimited common shares without par value.

  Unlimited class A preferred shares without par value.

  Issued: Common shares

	Shares	Amount
Balance, January 31, 2005	14,645,935	$8,981,033
Cash transactions
Private placement at $0.82 per unit, net of issuance costs of $15,000	1,181,148	953,540
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per unit net of issuance costs of $109,520 (note 18(c))	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,829
	8,720,134	11,924,249
Non-cash transactions
Bonus shares at a deemed price of $1.50 per share	83,290	124,935
Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000
Bonus shares at deemed price of $1.60	82,500	132,000
Transfer from contributed surplus on exercise of options	-	27,900
	348,720	584,835
	9,068,854	12,509,084
Balance, January 31, 2006	23,714,789	21,490,117
Cash transactions
Exercise of warrants at $2.10 per share	16,000	33,600
Exercise of warrants at $1.80 per share	27,000	48,600
Private placement at $1.20 per unit net of issuance costs of $14,090	137,416	150,810
Allocation of fair value of warrants	-	(49,870)
Exercise of warrants at $1.03 per share	78,000	80,340
	258,416	263,480
Non cash transaction
Bonus shares at a value of $0.86 per share	146,500	125,990
	404,916	389,470
Balance, January 31, 2007	24,119,705	$21,879,587

  750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

In addition, 121,953 shares are held in escrow, subject to the recipient's continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement. There are 426,829 shares to be issued to an officer and director pursuant to the bonus declared during the year ended January 31, 2006. Upon issue, they will be held in escrow and released, subject to the recipient's continued service as a director of employee of the Company, over the period to October 26, 2007.

Pacific Hydro has commenced legal action, that if successful, would require the Company to redeem 4,333,333 shares at $1.50 per share (see note 18(c)).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

11. Share Capital (Continued)

d) Share purchase warrants outstanding as at January 31, 2007:

Number of	Exercise	Expiry
Warrants	Price	Date
119,000	1.03	March 1, 2007
175,000	1.03	March 9, 2007
18,295	1.03	March 10, 2007
425,000	1.03	March 31, 2007
388,000	2.20 (2nd year)	June 15, 2007
666,667	1.60	October 24, 2007
441,133	1.60 (1st year)	December 5, 2007
-	2.20 (2nd year)	December 5, 2008
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
117,416	1.30	November 28, 2008
20,000	1.30	December 27, 2008
7,703,844

1 Exercised subsequent to January 31, 2007

2 Expired subsequent to January 31, 2007

Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2007 were issued in conjunction with private placements of common shares, and are exercisable at the holder's option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
117,416	1.30	November 28, 2008
20,000	1.30	December 27, 2008
137,416

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: Risk free rate of interest-3.89%, dividend yield-0%, volatility-75% and an expected term of approximately 2 years.

e) The Company has a stock option plan (the "Plan") and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

During the year ended January 31, 2007, the Company identified 350,000 stock options that were issued in prior years, 100,000 to a director and 250,000 to a consultant resulting in a restatement of amounts previously reported.

During the 2007 fiscal year, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

11. Share Capital (Continued)

During the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share, 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share and 100,000 to a director of the Company at $1.43. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. Officers of subsidiaries resigned and their 300,000 options were cancelled.

During the year ended January 31, 2005, the Company granted 600,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share.

The company recorded $490,168 of stock-based compensation expense on options vested in the year (2006-$536,787; 2005-$1,010,317).

A summary of stock option information as at January 31, 2007 is as follows:

		Weighted Average
	Shares	Exercise Price
Options outstanding at January 31, 2004	1,812,500	$1.29
Granted	600,000	1.43
Exercised	(207,500)	0.31
Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26
Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25
Options outstanding at January 31, 2007	3,045,000	$1.43

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.75-$1.50	2,320,000	2.91	$ 1.27	1,495,000	$1.39

$1.50$2.25	475,000	1.19	$ 1.73	412,500	1.93

$2.25-$3.38	250,000	1.76	$ 2.43	250,000	2.43

	3,045,000	2.54	$ 1.43	2,157,500	$ 1.61

g) The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.00% (2006-4%, 2005-4%), dividend yield 0% (2006-0%; 2005-0%), volatility of 73%-76% (2006-76%; 2005-79%) and expected lives of approximately 5 years (2006-5 years; 2005-5 years). The weighted average fair value of stock options granted during the year ended January 31, 2007 was $1.55 (2006-$1.06; 2005-$0.89).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

12. Contributed Surplus

Contributed Surplus has changed as follows:	2007	2006
Balance, beginning of the year, as previously reported	$2,961,768	$1,752,881
Stock-based compensation expense	490,168	536,787
Fair value of conversion option	208,288	-
Fair value of warrants issued during the year	49,870	-
Bonus payable by issuance of 426,829 shares	-	700,000
Transfer to share capital on exercise of stock options	-	(27,900)
	$3,710,094	$2,961,768

13. Income Taxes

Income taxes:	2007	2006	2005
Current	$(534,262)	$11,919	$-
Future	(359,220)	-	-
	$(893,482)	$11,919	$-

The items accounting for the difference between income taxes computed at the statutory rate of 34.12% (34.46% in 2006; 34.78% in 2005) and the provision for income taxes are as follows:

	2007	2006	2005
Loss from continuing operations before income tax	$(6,453,029)	$ (4,707,439)	$ (2,595,956)
Computed tax recovery at statutory rate	$(2,201,774)	$ (1,622,183)	$ (902,873)
Increase (decrease) resulting from:
Permanent differences:
Stock-based compensation	167,245	184,884	351,388
Foreign exchange translation	270,177	154,287	67,725
Other	42,775	34,754	9,599
Tax rate changes	133,311	(143,000)	-
US and Canadian tax rate difference	(161,764)	-	-
Change in valuation allowance	856,548	1,403,177	474,161
Income tax expense (refund)	$(893,482)	$11,919	$-

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13. Income Taxes (Continued)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future income taxes were as follows:

	2007	2006	2005
Future income tax assets:
Interest payable to related parties	$311,484	$-	$-
Property and equipment	106,080	-	-
Project abandonment	1,998,324	-	-
Asset retirement obligation	410,249	-	-
Other	49,199	63,839	10,932
Share issue costs	162,785	-	-
Net operating losses carry forward	4,325,039	2,470,895	1,894,689
	7,363,160	2,534,734	1,905,621
Valuation allowance	(6,997,627)	(2,432,615)	(1,841,025)
	365,533	102,119	64,596
Future income tax liabilities:
Property and equipment	(5,904,794)	(102,119)	(64,596)
Other	(186,990)	-	-
	(6,091,784)	(102,119)	(64,596)
Net FIT Asset (Liability)	$(5,726,251)	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of January 31, 2007, the Company does not believe it meets the criteria to recognize deferred tax assets, and has accordingly provided a full valuation allowance.

At January 31, 2007 the Company has total net operating loss carry forwards for U.S. federal income tax purposes of approximately $6,480,000 which expire at various times commencing in 2021. Net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non capital loss carry forwards of approximately $5,514,000 which expire as follows:

2008	$138,000
2009	562,000
2010	101,000
2011	345,000
2015	654,000
2026	1,041,000
2027	2,673,000
Total	$5,514,000

The tax impact of the losses has not been recorded in the consolidated financial statements.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

14. Discontinued Operations

The losses from discontinued operations are comprised of the following:

	Period From
	January 5, 1998
	(Inception) To
	January 31
	2007	2007	2006	2005
Grand Manan 20 MW Project	$(1,976,273)	$(1,149,339)	$(394,863)	$ (317,103)
Steel Park 15 MW Project	(5,013,722)	(5,013,722)	-	-
	$(6,989,995)	$(6,163,061)	$(394,863)	$(317,103)

Losses from discontinued operations are net of taxes (2007-$nil; 2006-$nil; 2005-$nil).

Grand Manan 20 MW Project

The Company had a Power Purchase Agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter credit and the Company owes a third party $200,000 for providing security for the letter of credit. Since the Power Purchase Agreement was terminated, the Company has written off its investment in the Grand Manan Project, property and equipment of $1,149,339 as a loss on discontinued operations. The results of operations for the last three years are as follows:

	Period From
	January 5, 1998
	(Inception) To
	January 31
	2007	2007	2006	2005
Loss for the year	(947,124)	(120,190)	(394,863)	(317,103)
Write off of construction in progress	(733,417)	(733,417)	-	-
Write off of property and equipment	(95,732)	(95,732)	-	-
Letter of credit accrual	(200,000)	(200,000)	-	-
Loss before income taxes	$(1,976,273)	$(1,149,339)	$(394,863)	$(317,103)

Steel Park 15 MW Project

The Company had a Power Purchase Agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW Project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a Turbine Supply Agreement. The Turbine Supply Agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and it is secured by a charge on the wind turbines and on the Company's interest in Steel Park, LLC. As a result, the Company has written off its investment in Steel Park, LLC and the

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

14. Discontinued Operations (Continued)

Steel Park 15 MW Project

The results of operations for the last three years are as follows:

	Period From
	January 5, 1998
	(Inception) To
	January 31
	2007	2007	2006	2005
Loss for the year	$159,782	$159,782	$-	$-
Write off of construction in progress	4,853,940	4,853,940	-	-
	$5,013,722	$5,013,722	$-	$-

The Company has segregated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:

		2007			2006
	Grand	Steel		Grand	Steel
	Manan	Park		Manan	Park
	15 MW	15 MW	Total	15 MW	15 MW	Total
Assets
Refundable taxes	$13,472	$-	$13,472	$10,858	$-	$10,858
Construction in progress	-	-	-	689,609	2,015,269	2,704,878
Property and equipment	-	-	-	84,359	-	84,359
	$13,472	$-	$13,472	$784,826	$2,015,269	$2,800,095
Liabilities	$342,220	$791,974	$1,134,194	$144,484	$-	$144,484

15. Write off of Equipment, Land Leases and Wind Data

The Company wrote off $24,286 in equipment during the year ended January 31, 2007 as a result of the downsizing of its office in Arizona and the write off of a vehicle as a result of an accident.

The Company purchased wind data in 2002 for $375,000. During the year ended January 31, 2006, management determined that the value of the intangible asset was impaired and wrote off the carrying amount.

The Company entered into a 50-year land lease on September 1, 2002. The lease provided for an advance payment of $351,000 plus royalties based on the revenues generated from the sale of electricity. During the year ended January 31, 2006, the Company has decided not to develop the property and has written off the carrying amount of the prepaid lease.

During the year ended January 31, 2005, the Company wrote off land leases of $102,375.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

16. Related Party Transactions

a) The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:

	2007	2006	2005
Consulting and directors' fees	$689,219	$367,485	$172,335
Bonuses	334,080	920,687	-
Management fees	417,723	131,725	142,200
Office and secretarial	36,000	37,000	30,000
Rent	35,559	26,000	-
Travel and automotive	33,826	34,139	35,415
Financing costs	142,014	256,935	-
Interest	774,498	98,407	-
Discontinued operations	-	91,157	-
	$2,462,919	$1,963,535	$379,950

    On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 to provide funds to purchase the Kingman, Arizona land (note 9). The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. Interest accrued on the loan for the year ended January 31, 2007 amounts to $6,886.

    For the year ended January 31, 2007, the chief executive officer and director of the Company received a bonus of $237,723 and an officer of a subsidiary and director received a bonus of $52,904 (US$46,505).

    Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $15,771,800 (US$13,400,000) to acquire Mesa Wind Power (note 9). The loan bears interest at LIBOR plus 6% and was repayable on December 31, 2006 (see note 18(b)). Interest accrued on the loan for the period ending January 31, 2007 amounted to $747,412 (US$674,764).

    As at January 31, 2007, subscriptions receivable (received) from the spouse of a director of the Company is $nil; (2006-$129,100 (2005-$20,000)). On December 5, 2006, the spouse advanced the Company $630,000 and repaid the subscription receivable.

    During the fiscal year ended January 31, 2006, the Company wrote off advances receivable of $89,796 (2005-$nil) that related to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

    During the fiscal year ended January 31, 2007, bonuses totalling $nil (2006-$1,000,000; 2005-$nil) were awarded to two directors and officers of the Company. The 2006 bonus was settled through the issuance of 182,930 shares and 426,829 shares still to be issued. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $334,080 (2006-$582,000 (2005-$nil) has been expensed in the year-ended January 31, 2007 and $83,920 (2006-$418,000) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

    At January 31, 2007, subscriptions receivable from an officer and director, a director and a former director of the Company is $nil (2006-$nil; 2005-$335,208).

    During the fiscal year ended January 31, 2006, the investment deposit receivable from an officer and director of $172,020 and share subscriptions receivable of $333,333 from an officer and director and a former director were paid by way of a bonus.

    A shareholder provided a loan of $657,250 (US$550,000) to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a value of $1.60 per share. Interest charged on the loan totalled $7,436 (US$6,537) (2006-$49,254 (US$40,851); 2005-$nil). The loan was repaid in February 2006.

    Western Wind Energy Corp.

    (A Development Stage Company)

    Notes to Consolidated Financial Statements (Continued)

    For the Years Ended January 31, 2007, 2006 and 2005

    (Expressed in Canadian Dollars)

    16. Related Party Transactions (Continued)

    During the fiscal year ended January 31, 2006, the spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest on the note of 12% applied to the principle amount and the issuance of 83,290 bonus shares at a value of $1.50 per share. Interest charged on the letter of credit totalled $16,024 (US$14,086); (2006-$49,153 (US$40,767)). The letter of credit was replaced on April 6, 2006 (see note 17(a)).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

17. Commitments

a) On April 6, 2006, a Letter of Credit was established for $1,139,000 (US$1,000,000) to secure a performance bond to Southern California Edison. The Letter of Credit is secured by US$1,000,000 (CDN$1,177,000) in cash. The power purchase agreement requires the Company to complete the Windstar 120 MW Project prior to December 31, 2008 (note 3).

b) On January 25 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas. If Pacific Hydro and the Company agree on a definitive joint venture, the parties will co-develop the project. Pacific Hydro has commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan (see note 18(d)).

c) The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

d) The Company has a right of way with the Bureau of Land Management that expires on January 26, 2013 and the Company has the right to enter into a new 30 year right of way. The right of way requires payments of US$78,478 per year. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of the right of way (note 10).

e) The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,051 acres of land near Kingman, Arizona for a rental fee of US$22,227 for the period from November 1, 2006 to December 31, 2007. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the right-of-way.

  The Company entered into a property referral agreement with Richard Simons that provides for a finder's fee of US$1,000 per MW payable on financial close.

18. Contingencies

a) The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year. As such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

If any of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

18. Contingencies (Continued)

    On November 7, 2006, Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan was extended to December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company. Management believes that the outcome of this lawsuit is indeterminable.

    On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the Exclusivity Agreement. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro's claim is without merit.

    On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California as security for a loan, without their consent. Pacific Hydro alleges that the chief executive officer made comments that the Company may sell the property, lease it to a third party, develop it on a piecemeal basis or use it as security for a loan. The Company is claiming that the Alliance Agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company has filed a statement of defence denying all of Pacific Hydro's claims. Management believes that the allegations by Pacific Hydro are without merit.

    The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services rendered. Management believes that the action is without merit; however, the ultimate outcome is indeterminable. In addition, a former director of EWP is suing the Company and its chief executive officer for slander. Management believes that the suit is without merit.

    During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company in 2006 and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable.

19. Non-cash Financing Activities

During the year ended January 31, 2007, the Company issued 146,500 shares at a value of $0.86 per share in connection with a loan from a related party for $630,000.

The Company expensed bonuses totalling $334,080 that were settled by the issue of shares (see note 16(g)).

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

_

20. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash, accounts receivable, refundable tax credits, deposits, restricted cash, accounts payable and loans payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company has long term liabilities at fixed interest rates and variable interest rates. The fair market value of the long term liabilities approximates its carrying value.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company does not engage in trading or other speculative activities with respect to financial instruments.

21. Subsequent Events

a) The Company received $759,414 from the exercise of 737,295 warrants, which were exercised at $1.03 per share.

b) The Company completed a private placement of 732,000 units at a price of $0.90 per share. Each warrant is comprised of one common share and a share warrant enabling the holder the right to purchase one additional common share for $1.05 per share for a one year period.

c) On April 11, 2007, Arizona Public Service terminated the Power Purchase Agreement for the Steel Park 15 MW project with the Company (see note 14).

d) On June 5, 2007, the Company paid a principal payment of US$412,500, accrued interest and a mortgage renegotiation fee of US$21,000 with respect to the Kingman mortgage (note 9) and the lender agreed to extend the remaining balance of the mortgage of US$412,500 for six months. The funds for the principal payment were borrowed from a significant shareholder. The loan from the significant shareholder bears interest at 12%, is due on July 1, 2009 and is secured by a second charge on the property. In the event of default, the interest rate is increased to 18%. In addition, the shareholder is to receive a bonus of 119,000 common shares at a value of $0.75 per share, subject to the approval of the TSX Venture Exchange.

e) On June 8, 2007, the Company entered into a letter of intent with Pacific Hydro to settle the legal disputes between the two parties and the cessation of legal actions. Although, the letter of intent has lapsed, the parties are continuing with the documentation of the definitive settlement agreement. The agreement is subject to negotiation and execution of a definitive settlement agreement.

f) On July 5, 2007, the Company entered into a letter of intent to sell certain assets of the Grand Manan 20 MW Project for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received the initial deposit.

g) On July 9, 2007, the Company was sued by Michael and Grace Wystrach who have commenced a legal action against the Company alleging damages in the amount of $351,000 for breach of a lease agreement that the Company entered into respecting certain land in Arizona. Management believes that the plaintiffs' allegations are without merit, and will be filing a statement of defence.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

_

22. Segmented Information

The Company is involved in the acquisition and development of wind farms in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006 and 2005 fiscal years. In 2007, the Company has reportable segments as a result of the acquisition of the Mesa wind farm.

2007	Canada	US	Total
Current assets	$131,429	$1,176,704	$1,308,133
Restricted cash		1,194,530	1,194,530
Construction in progress	-	262,697	262,697
Property and equipment deposits	-	30,411	30,411
Property and equipment	8,982	23,346,332	23,355,314
Goodwill and other intangible assets	-	4,409,958	4,409,958
Discontinued operations	13,472	-	13,472
Total assets	$153,883	$30,420,632	$30,574,515

2006
Current assets	$5,975,252	$33,700	$6,008,952
Construction in progress	-	98,529	98,529
Property and equipment deposits	-	839,819	839,819
Property and equipment	30,081	2,569,617	2,599,698
Discontinued operations	784,826	2,015,269	2,800,095
Total assets	$6,790,159	$5,556,934	$12,347,093

2007	Canada	US	Total
Revenues	$ -	$1,594,440	$1,594,440
Interest expense and accretion on long term debt	12,022	934,281	946,304
Depreciation	6,658	1,411,417	1,418,075
Income tax provision (recovery)	-	(859,799)	(859,799)
Loss from continuing operations	(2,849,551)	(2,709,996)	(5,559,547)
Loss from discontinued operations	(1,149,339)	(5,013,722)	(6,163,061)
Total loss	(3,998,890)	(7,723,718)	(11,722,608)
Property and equipment expenditures	-	(3,526,377)	(3,526,377)
Intangible expenditures	-	(34,623)	(34,623)

2006
Interest expense and accretion on long term debt	$16,715	$87,505	$104,075
Depreciation	5,694	25,704	31,398
Income tax provision (recovery)	-	11,919	11,919
Loss from continuing operations	(2,264,024)	(2,455,334)	(4,719,358)
Loss from discontinued operations	(394,863)	-	(394,863)
Total loss	(2,658,887)	(2,455,334)	(5,114,221)
Property and equipment expenditures	(40,010)	(134,706)	(174,716)

23. Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

_

24. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

a) These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in some respects from generally accepted accounting principles in the United States (US GAAP).

b) The significant differences between Canadian and US GAAP that affect the Company's consolidated financial statements are summarized below:

Reconciliation of Total Assets and Liabilities:

	2007	2006
Total assets per Canadian/US GAAP	$30,574,515	$12,347,093
Total liabilities per Canadian	$28,585,546	$875,090
Convertible debt discount under Canadian GAAP	109,280	-
Convertible debt discount under US GAAP	(42,143)	-
Total liabilities under US GAAP	$28,652,683	$875,090

Under Canadian GAAP the fixed price conversion feature within the convertible debt described in note 9 was bifurcated based on its fair value at the date of issue and presented as equity creating an initial issue discount on the host debt instrument. Under US GAAP, only the intrinsic value of the beneficial conversion option as at the date of issue of the convertible debt is bifurcated.

Reconciliation of Consolidated Statement of Operations Items:

	2007	2006	2005
Loss for the year (Canadian GAAP)	$(11,722,608)	$(5,114,221)	$(2,913,059)
Convertible debt accretion under Canadian GAAP	99,008	-	-
Convertible debt accretion under US GAAP	(38,393)	-	-
Loss for the year (US GAAP)	(11,661,993)	(5,114,221)	(2,913,059)
Other comprehensive income:
Unrealized foreign exchange gain	473,098	-	-
Comprehensive loss	$(11,188,895)	$(5,114,221)	$(2,913,059)
Loss per share-basic and diluted (US GAAP)	$(0.47)	$(0.30)	$(0.21)
Weighted average number of common shares outstanding-basic and diluted	23,788,927	17,256,697	13,924,833

The Consolidated Statement of Shareholders' Equity, prepared in accordance with US GAAP as required, is presented as an additional schedule.

Reconciliation of Consolidated Statement of Cash Flows items is not presented since there are no significant differences to report.

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

24. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

Consolidated Statement of Changes in Shareholders' Equity

	Shares	Additional Paid-in Capital	Subscription (Receivable) Received	Deficit		Accumulated Other Comprehensive Income	Total Shareholders' Equity	Total Compre-hensive (loss)
Balance as at January 31, 2005	14,645,935	$10,762,849	$(335,208)	$(7,347,496)		$-	$3,080,145	$-
Exercise of warrants at $1.60 per share	227,000	363,200	-	-		-	363,200	-
Private placement at $0.82 per unit
Net of issuance costs of $15,000	1,181,148	953,541	-	-		-	953,540	-
Exercise of options at $0.20 per share	55,000	11,000	-	-		-	11,000	-
Exercise of warrants at $1.80	5,000	9,000	-	-		-	9,000	-
Bonus shares at a deemed price of $1.60	82,500	132,000	-	-		-	132,000	-
Private placement at $1.50 per unit
Net of issuance costs of $109,520	6,856,133	10,174,680	-	-		-	10,174,680	-
Exercise of stock options at $1.20 per unit	30,000	36,000	-	-		-	36,000	-
Bonus shares at a deemed price of $1.60	83,290	124,935	-	-		-	124,935	-
Exercise of warrants at $1.03	365,853	376,828	-	-		-	376,829	-
Shares issued to pay bonus at $1.64	182,930	300,000	-	-		-	300,000	-
Share subscriptions received	-	-	335,208	-		-	335,208	-
Share subscriptions receivable	-	-	(129,100)	-		-	(129,100)	-
Stock-based compensation	-	536,787	-	-		-	536,787	-
Bonuses payable by issuance of shares	-	700,000	-	-		-	700,000	-
Deferred bonus expense	-	(418,000)	-	-		-	(418,000)	-
Net income (loss) for the year	-	-	-	(5,114,221)		-	(5,114,221)	(5,114,221)
Balance as at January 31, 2006	23,714,789	$24,062,820	$(129,100)	$(12,461,717)		$-	$11,472,003	$-
Exercise of warrants at $2.10	16,000	33,600	-	-		-	33,600	-
Exercise of warrants at $1.80	27,000	48,600	-	-		-	48,600	-
Exercise of warrants at $1.03	78,000	80,340	-	-		-	80,340	-
Private placement at $1.20 per unit
Net share issuance costs of $14,090	137,416	150,810	-	-		-	150,810	-
Finance cost payable by issuance of shares	146,500	125,990	-	-		-	125,990	-
Share subscriptions received	-	-	302,100	-		-	302,100	-
Share subscriptions receivable	-	-	(7,500)	-		-	(7,500)	-
Deferred bonus expense	-	334,080	-	-		-	334,080	-
Stock-based compensation	-	490,168	-	-		-	490,168	-
Fair value of conversion option	-	80,536	-	-		-	80,536	-
Cumulative currency translation adjustment	-	-	-	-		473,098	473,098	473,098
Net income (loss) for the year	-	-	-	(11,661,993)		-	(11,661,993)	(11,661,993)
Balance as at January 31, 2007	24,119,705	$25,296,944	$165,500	$(24,123,710)	$		$1,921,832	$-

Western Wind Energy Corp.

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

For the Years Ended January 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

24. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

c) Additional Disclosure Required by US GAAP

Operations in a Foreign Country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company's operations.

The Company's subsidiaries, Aero Energy, LLC, Verde Resources Corporation and Mesa Wind Power Corp. are subject to US tax.

d) New Accounting Pronouncements for US GAAP

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions in FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 on the Company's financial position and results of operations, but does not anticipate a material impact.

The Fair Value Option for Financial Assets and Financial Liabilities

In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations, but do not anticipate a material impact.